UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       Advanced Battery Technologies, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    00752H102
                                 (CUSIP Number)

                                  June 25, 2009
                  (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

CUSIP No. 00752H102                    13G                    Page 2 of 11 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Fund LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,260 shares of Series E 0% Preferred Stock convertible into 332,453 shares of Common Stock (See Item 4(a))

                    855 shares of Series F 0% Preferred Stock convertible into 213,750 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 285,883 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 546,203 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,260 shares of Series E 0% Preferred Stock convertible into 332,453 shares of Common Stock (See Item 4(a))

                    855 shares of Series F 0% Preferred Stock convertible into 213,750 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 285,883 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 546,203 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,260 shares of Series E 0% Preferred Stock convertible into 332,453 shares of Common Stock (See Item 4(a))

            855 shares of Series F 0% Preferred Stock convertible into 213,750 shares of Common Stock (See Item 4(a))

            2008 Warrants to purchase 285,883 shares of Common Stock (See Item 4(a))

            Series B Warrants to purchase 546,203 shares of Common Stock (See
            Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.33% (See Item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN

--------------------------------------------------------------------------------

CUSIP No. 00752H102                    13G                    Page 3 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Overseas Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,240 shares of Series E 0% Preferred Stock convertible into 591,029 shares of Common Stock (See Item 4(a))

                    1,520 shares of Series F 0% Preferred Stock convertible into 380,000 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 561,177 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 971,028 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,240 shares of Series E 0% Preferred Stock convertible into 591,029 shares of Common Stock (See Item 4(a))

                    1,520 shares of Series F 0% Preferred Stock convertible into 380,000 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 561,177 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 971,028 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,240 shares of Series E 0% Preferred Stock convertible into 591,029 shares of Common Stock (See Item 4(a))

            1,520 shares of Series F 0% Preferred Stock convertible into 380,000 shares of Common Stock (See Item 4(a))

            2008 Warrants to purchase 561,177 shares of Common Stock (See Item 4(a))

            Series B Warrants to purchase 971,028 shares of Common Stock (See
            Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.15% (See Item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
--------------------------------------------------------------------------------

CUSIP No. 00752H102                    13G                    Page 4 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,500 shares of Series E 0% Preferred Stock convertible into
                    923,482 shares of Common Stock (See Item 4(a))

                    2,375 shares of Series F 0% Preferred Stock convertible into 593,750 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 847,060 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 1,517,231 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,500 shares of Series E 0% Preferred Stock convertible into
                    923,482 shares of Common Stock (See Item 4(a))

                    2,375 shares of Series F 0% Preferred Stock convertible into 593,750 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 847,060 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 1,517,231 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,500 shares of Series E 0% Preferred Stock convertible into 923,482 shares of Common Stock (See Item 4(a))

            2,375 shares of Series F 0% Preferred Stock convertible into 593,750 shares of Common Stock (See Item 4(a))

            2008 Warrants to purchase 847,060 shares of Common Stock (See Item 4(a))

            Series B Warrants to purchase 1,517,231 shares of Common Stock (See
            Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.29% (See Item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 00752H102                    13G                    Page 5 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,500 shares of Series E 0% Preferred Stock convertible into
                    923,482 shares of Common Stock (See Item 4(a))

                    2,375 shares of Series F 0% Preferred Stock convertible into 593,750 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 847,060 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 1,517,231 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,500 shares of Series E 0% Preferred Stock convertible into
                    923,482 shares of Common Stock (See Item 4(a))

                    2,375 shares of Series F 0% Preferred Stock convertible into 593,750 shares of Common Stock (See Item 4(a))

                    2008 Warrants to purchase 847,060 shares of Common Stock (See Item 4(a))

                    Series B Warrants to purchase 1,517,231 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,500 shares of Series E 0% Preferred Stock convertible into 923,482 shares of Common Stock (See Item 4(a))

            2,375 shares of Series F 0% Preferred Stock convertible into 593,750 shares of Common Stock (See Item 4(a))

            2008 Warrants to purchase 847,060 shares of Common Stock (See Item 4(a))

            Series B Warrants to purchase 1,517,231 shares of Common Stock (See
            Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.29% (See Item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 00752H102                    13G                    Page 6 of 11 Pages


Item 1.

(a)  Name of Issuer

      Advanced Battery Technologies, Inc. (the "Company")

(b)  Address of Issuer's Principal Executive Offices

      15 West 39th Street, Suite 14A
      New York, New York 10018


Item 2(a).  Name of Person Filing

      This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons".

      FUNDS

      (i) Hudson Bay Fund LP, with respect to the shares of Common Stock beneficially owned by it.

      (ii) Hudson Bay Overseas Fund, Ltd. with respect to the shares of Common Stock beneficially owned by it.

      INVESTMENT MANAGER

      (iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the shares of Common Stock beneficially owned by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd. (together, the "Hudson Bay Funds") and to which the Investment Manager serves as investment manager.

      REPORTING INDIVIDUAL

      (iv) Mr. Sander Gerber ("Mr. Gerber"), with respect to the shares of Common Stock beneficially owned by each of the Hudson Bay Funds.

      Mr. Gerber is referred to as the "Reporting Individual."

      The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. The Reporting Individual is an executive officer of the Investment Manager.


Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      120 Broadway, 40th Floor
      New York, NY 10271

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

      Common Stock, $0.001 par value per share ("Common Stock")

CUSIP No. 00752H102                    13G                    Page 7 of 11 Pages

Item 2(e)  CUSIP Number

      00752H102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's quarterly report for the quarterly period ended March 31, 2009 filed on Form 10-Q on May 26, 2009, indicates that as of May 11, 2009, there were 57,821,577 shares of Common Stock outstanding. The percentage set forth on Row (11) of the cover pages assumes the exercise of the reported warrants and the conversion of the reported shares of preferred stock.

      Pursuant to the terms of the the warrants issued by the Company in May 2008 and June 2008 (collectively, the "2008 Warrants"), the
      Series E 0% Preferred Stock and the Series B Warrants, the Hudson Bay Funds cannot convert or exercise any of these instruments until such time as the Reporting Persons would not beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding Common Stock. Pursuant to the terms of the Series F 0% Preferred Stock, the Hudson Bay Funds cannot convert any of these shares of preferred stock until such time as the Reporting Persons would not beneficially own, after any such conversion, more than 9.99% of the outstanding Common Stock.

      In addition to the (i) 3,500 shares of Series E 0% Preferred Stock convertible into 923,482 shares of Common Stock held by the Hudson Bay Funds, (ii) 2,375 shares of Series F 0% Preferred Stock convertible into 593,750 shares of Common Stock held by the Hudson Bay Funds, (iii) 2008 Warrants to purchase 847,060 shares of Common Stock held by the Hudson Bay

CUSIP No. 00752H102                    13G                    Page 8 of 11 Pages

      Funds and (iv) Series B Warrants to purchase 1,517,231 shares of Common Stock held by the Hudson Bay Funds, (I) Hudson Bay Fund LP holds Series A Warrants to purchase 245,791 shares of Common Stock and Series C Warrants to purchase 136,551 shares of Common Stock and (II) Hudson Bay Overseas Fund, Ltd. holds Series A Warrants to purchase 436,963 shares of Common Stock and Series C Warrants to purchase 242,757 shares of Common Stock. However, the Series A Warrants and the Series C Warrants issued in May 2009 are not exercisable before November 27, 2009 and the Series A Warrants and the Series C Warrants issued in June 2009 are not exercisable before December 12, 2009. Pursuant to the terms of the Series A Warrants and the Series C Warrants, the Hudson Bay Funds cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding Common Stock.

      The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Hudson Bay Funds. The Reporting Individual, as an executive officer of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individual hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

CUSIP No. 00752H102                    13G                    Page 9 of 11 Pages


Exhibit I: Joint Filing Agreement, dated as of July 2, 2009, by and among Hudson Bay Fund LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, L.P. and Sander Gerber

CUSIP No. 00752H102                    13G                   Page 10 of 11 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 2, 2009


HUDSON BAY FUND LP                         HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management LP,      By: Hudson Bay Capital Management LP,
Investment Manager                         Investment Manager


By: /s/ Yoav Roth                          By: /s/ Yoav Roth
    -------------                              -------------
Name:  Yoav Roth                           Name:  Yoav Roth
Title  Authorized Signatory                Title  Authorized Signatory

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                          /s/ Sander Gerber
    -------------                          -----------------
Name:  Yoav Roth                           SANDER GERBER
Title  Authorized Signatory

CUSIP No. 00752H102                    13G                   Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, $0.001 par value, of Advanced Battery Technologies, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 2, 2009


HUDSON BAY FUND LP                         HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management LP,      By: Hudson Bay Capital Management LP,
Investment Manager                         Investment Manager

By: /s/ Yoav Roth                          By: /s/ Yoav Roth
    -------------                              -------------
Name:  Yoav Roth                           Name:  Yoav Roth
Title: Authorized Signatory                Title: Authorized Signatory

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                          /s/ Sander Gerber
    ------------                           -----------------
Name:  Yoav Roth                           SANDER GERBER
Title: Authorized Signatory